SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.         )*

China Sunergy Co., Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G84381 105

(CUSIP Number)

Initial Public Offering – May 22, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G84381 105	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Smooth King Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 21,295,800 ordinary shares
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 21,295,800 ordinary shares
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,295,800 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0%
12	TYPE OF REPORTING PERSON* CO

CUSIP NO. G84381 105	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Yingchun Huang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 21,295,800 ordinary shares
6 SHARED VOTING POWER
7 SOLE DISPOSITIVE POWER 21,295,800 ordinary shares
8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,295,800 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.0%
12	TYPE OF REPORTING PERSON* IN

ITEM 1	(a).	NAME OF ISSUER:

China Sunergy Co., Ltd. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China.

ITEM 2	(a).	NAME OF PERSON FILING:

Smooth King Investments Limited Ms. Yingchun Huang

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The registered address of Smooth King Investments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

The address of Ms. Yingchun Huang is No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China.

ITEM 2	(c)	CITIZENSHIP:

The place of organization of Smooth King Investments Limited is British Virgin Islands. Ms. Yingchun Huang is a citizen of the People’s Republic of China.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, $0.0001 par value

ITEM 2	(e).	CUSIP NUMBER:

G84381 105

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Smooth King Investments Limited	21,295,800 ordinary shares	9.0%	21,295,800 ordinary shares	0	21,295,800 ordinary shares	0

Ms. Yingchun Huang	21,295,800 ordinary shares	9.0%	21,295,800 ordinary shares	0	21,295,800 ordinary shares	0

Smooth King Investments Limited is the record owner of 21,295,800 ordinary shares of the China Sunergy Co., Ltd.. Ms. Yingchun Huang is the sole shareholder of Smooth King Investments Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Ms. Yingchun Huang may be deemed to beneficially own all of the shares held by Smooth King Investments Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

Smooth King Investments Limited	By:	/s/ Yingchun Huang
	Name:	Yingchun Huang
	Title:	Director

Yingchun Huang	/s/ Yingchun Huang
Yingchun Huang

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement